Mail Stop 3561

September 25, 2009

Kirk R. Oliver
Senior Vice President and Chief Financial Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

      Re: **Allegheny Energy, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 2, 2009
           Form 10-Q for the Fiscal Quarter Ended June 30, 2009
           Filed August 7, 2009
           File No. 001-00267

Dear Mr. Oliver:

      We have completed our review of the above referenced filings and we have no further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director